SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2024

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 29, 2024 “DEALINGS IN SECURITIES –ACCEPTANCE OF AWARDS”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 29, 2024    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD”)

DEALINGS IN SECURITIES – ACCEPTANCE OF AWARDS

In terms of the DRDGOLD equity settled long-term incentive scheme approved by shareholders of DRDGOLD (“Shareholders”) on 2 December 2019 (“LTI Scheme”), qualifying employees are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded) ("Awards”).

Awards vest 3 years after the grant date, subject to the rules of the LTI Scheme, including certain performance conditions being met. Vested Awards are settled in the form of DRDGOLD ordinary shares (“DRDGOLD Shares”) at a zero-exercise price.

DRDGOLD hereby advises Shareholders of the following acceptances of Awards by directors, prescribed officers and the company secretary of DRDGOLD and directors of its major subsidiaries:

Nature of transactions:	Acceptance of Awards
Class of securities:	Conditional shares, comprising 80% performance shares and 20% retention shares, which will be settled in DRDGOLD Shares upon vesting, in accordance with the rules of the LTI Scheme
Date of acceptance of Awards:	28 October 2024
Vesting date:	22 October 2027
Strike price:	Rnil
Nature and extent of interest:	Direct beneficial
Deemed price per DRDGOLD Share:	R21.81 (based on the DRDGOLD Share price on the grant date, being 22 October 2024)
Transactions completed:	Off-market

Name of director:	Niël Pretorius
Name of company of which a director:	DRDGOLD
Number of conditional shares:	404 342 (323 474 performance shares and 80 868 retention shares)
Deemed value of transaction:	R8 818 699.02

Name of director:	Riaan Davel
Name of company of which a director:	DRDGOLD
Number of conditional shares:	215 259 (172 207 performance shares and 43 052 retention shares)
Deemed value of transaction:	R4 694 798.79

Name of prescribed officer:	Jaco Schoeman
Name of company of which a prescribed officer:	DRDGOLD
Number of conditional shares:	215 259 (172 207 performance shares and 43 052 retention shares)
Deemed value of transaction:	R4 694 798.79

Name of company secretary:	Natefu Kgomotso Mbanyele
Name of company of which company secretary:	DRDGOLD
Number of conditional shares:	27 376 (21 901 performance shares and 5 475 retention shares)
Deemed value of transaction:	R597 070.56

Name of director of subsidiary:	Henry Gouws
Name of company of which a director:	Ergo Mining Proprietary Limited (“Ergo”)
Number of conditional shares:	186 908 (149 526 performance shares and 37 382 retention shares)
Deemed value of transaction:	R4 076 463.48

Name of director of subsidiary:	Kevin Kruger
Name of company of which a director:	Far West Gold Recoveries Proprietary Limited (“FWGR”)
Number of conditional shares:	186 908 (149 526 performance shares and 37 382 retention shares)
Deemed value of transaction:	R4 076 463.48

Name of director of subsidiary:	Henriette Hooijer
Name of company of which a director:	FWGR and Ergo
Number of conditional shares:	95 415 (76 332 performance shares and 19 083 retention shares)
Deemed value of transaction:	R2 081 001.15

In compliance with paragraph 3.66 of the JSE Limited Listings Requirements, prior clearance was obtained from the chairman of the board of directors of DRDGOLD.

Johannesburg
29 October 2024

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